Nexa Provides 2023 Operational Results and Guidance Update

Luxembourg, February 01, 2024 – Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: NEXA) is pleased to announce operational results for the three and twelve-month periods ended December 31, 2023, and provide its production and metal sales guidance for the three-year period 2024-2026. The Company is also providing cash costs, capital expenditures and other operating expenses guidance for 2024. The figures contained in this report are considered preliminary and are unaudited. The financial results for the fourth quarter and full year 2023 are expected to be published on Wednesday, February 21, 2024 (after trading hours).

2023 Summary Highlights

▪	2023 mining production guidance was achieved, with all metals in the upper range of the guidance.
▪	Zinc production totaled 333kt in 2023. Cerro Lindo and Morro Agudo mines achieved the upper range of the guidance, while El Porvenir and Vazante mines exceeded the annual guidance, and Atacocha mine was slightly below the lower range. Aripuanã reached the middle range of the guidance (following the guidance revision disclosed in October 2023).
▪	Copper, lead, and silver production of 33kt, 65kt and 10MMoz, respectively, achieved the upper range of the annual guidance.
▪	Metal sales totaled 590kt in 2023 and was in the middle range of the annual guidance, as a result of lower production volumes of our smelters compared to 2022, in addition to a decrease in global demand, and lower domestic demand for zinc oxide.
▪	2023 Consolidated run-of-mine mining costs guidance was achieved, and consolidated C1 cash cost guidance was slightly higher.
▪	2023 Consolidated smelting Conversion cost and C1 cash cost guidance was achieved.
▪	2023 CAPEX was in line with our guidance, while Other Operating Expenses were below due to our optimization initiatives throughout the year. (the figures will be provided along with the 4Q23 and Full Year 2023 Financial Results on February 21, 2024).

Production and Sales

Mining production		2023	Guidance 2023
(Metal in concentrate)

Zinc	kt	333	299	-	334
Cerro Lindo		78	69	-	79
El Porvenir		56	51	-	55
Atacocha		8	9	-	11
Vazante		146	131	-	144
Morro Agudo		23	17	-	23
Aripuanã		22	20	-	23

Copper	kt	33	29	-	33
Cerro Lindo		29	25	-	28
El Porvenir		0.4	0.2	-	0.3
Aripuanã		4.4	4.2	-	5.0

Lead	kt	65	53	-	65
Cerro Lindo		13	11	-	13
El Porvenir		25	20	-	26

Mining production		2023	Guidance 2023
(Metal in concentrate)
Atacocha		11	10	-	12
Vazante		1.4	1.1	-	1.2
Morro Agudo		8.3	4.9	-	6.1
Aripuanã		6.3	5.7	-	6.9

Silver	MMoz	10	9.1	-	10
Cerro Lindo		3.5	3.5	-	3.8
El Porvenir		4.3	3.7	-	4.5
Atacocha		1.4	1.0	-	1.2
Vazante		0.6	0.3	-	0.4
Aripuanã		0.5	0.4	-	0.5

Metal sales of 590kt in 2023 achieved the middle range of the annual guidance driven by lower production volumes of our smelters compared to 2022, in addition to overall lower demand. Zinc metal sales of 556kt were also in the middle range of the guidance, while zinc oxide sales of 34kt were slightly below the lower range, mainly explained by a slowdown in domestic demand.

Smelting sales		2023	Guidance 2023

Metal Sales	kt	590	580	-	605
Zinc metal		556	545	-	565
Zinc oxide		34	35	-	40

2023 Cash Costs

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2023	2023	Guidance 2023			Guidance 2023

Mining (1)	45.2	0.40	43.9	-	46.4	0.35	-	0.38
Cerro Lindo	40.6	(0.06)	40.1	-	42.1	(0.12)	-	(0.10)
El Porvenir	62.8	0.29	57.3	-	60.7	0.26	-	0.28
Atacocha	32.9	(0.44)	33.1	-	35.4	(0.45)	-	(0.38)
Vazante	57.1	0.61	57.2	-	59.0	0.59	-	0.65
Morro Agudo	37.9	0.82	35.0	-	38.2	0.80	-	0.94

(1) 2023 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2023	2023	Guidance 2023			Guidance 2023

Smelting (2)	0.30	1.10	0.29	-	0.32	1.07	-	1.12
Cajamarquilla	0.28	1.03	0.27	-	0.29	1.04	-	1.08
Três Marias	0.26	1.16	0.27	-	0.30	1.08	-	1.13
Juiz de Fora	0.50	1.21	0.45	-	0.49	1.19	-	1.28

(2) 2023 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	In 2023, run-of-mine mining costs of US$45.2/t was in line with our 2023 guidance, and C1 cash cost of US$0.40/lb, was slightly higher than our 2023 guidance.

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▪	Smelting C1 cash cost of US$1.10/lb and Conversion cost of US$0.30/lb in 2023 were in line with our 2023 guidance.

2023 Operational Results

Mining segment

Mining production		4Q23	4Q22	2023	2022
(Metal in concentrate)

Zinc	kt	90	75	333	296
Cerro Lindo		25	21	78	84
El Porvenir		14	13	56	52
Atacocha		2.6	2.6	8.2	10
Vazante		35	34	146	132
Morro Agudo		6.8	4.6	23	19
Aripuanã		7.4	0.7	22	0.7

Copper	kt	9.4	9.3	33	33
Cerro Lindo		7.9	9.1	29	33
El Porvenir		0.1	0.0	0.4	0.3
Aripuanã		1.4	0.2	4.4	0.2

Lead	kt	18	16	65	57
Cerro Lindo		3.8	3.2	13	16
El Porvenir		6.5	6.3	25	23
Atacocha		2.9	4.1	11	11
Vazante		0.3	0.4	1.4	1.2
Morro Agudo		1.9	1.8	8.3	6.2
Aripuanã		2.3	0.0	6.3	0.0

Silver	MMoz	2.7	2.6	10.3	10.0
Cerro Lindo		1.0	0.8	3.5	4.1
El Porvenir		1.0	1.2	4.3	4.2
Atacocha		0.4	0.4	1.4	1.2
Vazante		0.1	0.1	0.6	0.5
Aripuanã		0.2	0.0	0.5	0.0

▪	Cerro Lindo: Zinc production of 78kt in 2023 was down 7% year-over-year, as a result of the temporary reduction in daily production in 1Q23 due to unusual heavy rainfall levels and overflowing rivers caused by cyclone Yaku, which partially flooded the mine, as previously disclosed. Copper, lead, and silver production decreased to 29kt (-13%), 13kt (-17%) and 3.5MMoz (-14%), respectively, for the abovementioned reasons.
▪	El Porvenir: In 2023, zinc production of 56kt was up 8% compared to 2022, positively driven by higher treated ore volume. Lead and silver production increased by 8% and 2% to 25kt and 4.3MMoz, respectively.
▪	Atacocha: Zinc production in 2023 was 8kt, down 14% compared to 2022, mainly driven by the temporary suspension of production due to illegal protest activities occurring in different periods throughout 1H23, as previously disclosed. Despite these temporary suspensions, lead production remained relatively flat, and silver increased by 21%.
▪	Vazante: Zinc production in 2023 was 146kt, up 11% compared to 2022, driven by better plant performance year-over-year, in addition to higher treated ore volumes. Lead and silver production increased by 25% and 22%, respectively.

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▪	Morro Agudo: In 2023, zinc production of 23kt increased by 24% compared to 2022, mainly driven by higher treated ore volumes.
▪	Aripuanã: Zinc production in 2023 was 22kt and reached the middle range of the guidance (following the guidance revision disclosed in October 2023). This performance was mainly driven by challenges at the plant and process adjustments that occurred during the continued ramp-up of this operation throughout the year, as previously disclosed.

Smelting segment

Smelting sales		4Q23	4Q22	2023	2022

Zinc metal	kt	135	159	556	576
Cajamarquilla		79	93	326	340
Três Marias		33	44	147	152
Juiz de Fora		23	22	82	84

Zinc oxide	kt	8	9	34	40
Três Marias		8	9	34	40

Metal Sales	kt	143	167	590	616
▪	Peru: Cajamarquilla metal sales were 326kt in 2023, down 4% year-over-year, following lower production volumes, as well as a slowdown in demand.
▪	Brazil: In 2023, total sales (zinc metal + zinc oxide) were 263kt, down 4% compared to 2022, mainly driven by lower production volumes in Três Marias, in addition to lower demand in our domestic market.

In Três Marias, metal sales amounted to 147kt, down 3% year-over-year.

In Juiz de Fora, metal sales also decreased by 1% to 82kt.

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Guidance 2024-2026

Guidance is based on several assumptions and estimates and is subject to the continuous evaluation of several factors, including but not limited to metal prices; operational performance; maintenance and input costs; and exchange rates.

Nexa will continue to monitor risks associated with global supply chain disruptions, which could be exacerbated, among other factors, by the ongoing Russia-Ukraine war, and the Israel-Hamas conflict, unusual weather conditions, the global recession, and its potential impact on the demand for our products, inflationary cost pressure, metal prices, and community protests, and changes to the political situation or regulatory frameworks in the countries in which we operate that could affect our production levels and our costs. Refer to “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” for further information.

Summary Highlights

▪	In 2024, zinc production at the mid-range of the guidance is estimated to increase 6% over 2023, driven primarily by higher production volumes expected at Aripuanã, assuming the ramp-up activities will continue to progress as planned and conclude in mid-2024. For 2025 and 2026, zinc production is estimated to be similar compared to 2024.
▪	At the midpoint of 2024 guidance range, copper production is estimated to be slightly lower compared to 2023. For 2025, copper production is estimated to decrease by 4% over 2024 due to expected lower grades in Aripuanã, following the mining plan. For 2026, copper production is estimated to decrease by 15% compared to 2025, mainly driven by the Cerro Lindo mining plan.
▪	For 2024-2026, lead production at mid-ranges is estimated to increase an average of 6%, while silver production is expected to increase an average of 4% compared to 2023.
▪	At the midpoint of 2024 guidance range, metal sales are estimated to be similar to 2023. Smelters should continue to run at normal utilization rates, and we do not anticipate any third-party material resales in the period. For 2025-2026, metal sales are estimated to remain unchanged at 580-605kt.

Mining Segment

Mining production		2023	2024e			2025e			2026e
(Metal in concentrate)

Zinc	kt	333	323	-	381	326	-	381	330	-	378
Cerro Lindo		78	73	-	86	78	-	86	82	-	94
El Porvenir		56	51	-	57	59	-	72	43	-	50
Atacocha		8	8	-	9	9	-	11	17	-	20
Vazante		146	130	-	148	122	-	139	121	-	140
Morro Agudo		23	18	-	23	-	-	-	-	-	-
Aripuanã		22	42	-	57	58	-	72	67	-	75

Copper	kt	33	30	-	35	28	-	35	24	-	29
Cerro Lindo		29	24	-	28	24	-	28	19	-	23
El Porvenir		0.4	0.2	-	0.3	0.4	-	0.5	0.3	-	0.4
Aripuanã		4.4	5.7	-	7.3	4.1	-	5.9	4.4	-	6.4

Lead	kt	65	66	-	82	67	-	78	71	-	83
Cerro Lindo		13	11	-	13	12	-	13	9.5	-	11
El Porvenir		25	23	-	28	23	-	24	24	-	28

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Mining production		2023	2024e			2025e			2026e
(Metal in concentrate)
Atacocha		11	11	-	12	12	-	15	15	-	17
Vazante		1.4	1.0	-	1.4	1.0	-	1.2	1.0	-	1.1
Morro Agudo		8.3	4.3	-	6.6	-	-	-	-	-	-
Aripuanã		6.3	16	-	20	19	-	24	22	-	25

Silver	MMoz	10	11	-	13	11	-	13	11	-	13
Cerro Lindo		3.5	4.0	-	4.2	3.7	-	4.0	2.6	-	3.0
El Porvenir		4.3	4.6	-	5.4	4.3	-	4.7	4.8	-	5.7
Atacocha		1.4	1.1	-	1.2	1.2	-	1.5	1.2	-	1.4
Vazante		0.6	0.3	-	0.5	0.3	-	0.4	0.4	-	0.4
Aripuanã		0.5	1.0	-	1.5	1.5	-	1.9	1.7	-	2.2

For the forecasted periods, consolidated average zinc head grade is expected to be in the range of 2.86% and 3.18%, consolidated average copper head grade is expected to be in the range of 0.26% and 0.32%, and consolidated average lead head grade is expected to be in the range of 0.67% and 0.77%.

▪	Cerro Lindo: Annual zinc production is estimated to be between 73-86kt over the next two years. Zinc production at the midpoint of the 2024 guidance range is estimated to increase by 2% over 2023, mainly driven by higher treated ore and slightly higher average grade. For 2026, zinc production at mid-range is expected to increase over 2024-2025 to be between 82-94kt explained by higher throughput and the production planned in higher-grade ore bodies following our mine plan.

Copper production (assuming mid-range production) in 2024 and 2025 is expected to decrease by 3kt over 2023 due to lower copper average grade. For 2026, copper production is estimated to decrease by 18% over 2024 and 2025 to be between 19-23kt following Cerro Lindo’s mining plan. Lead follows this same trend and for 2024-2025 production is expected to total between 11-13kt, while in 2026, production is expected to total between 9.5kt-11kt.

For 2024, silver production is expected to total between 4.0-4.2MMoz, while in 2025 is expected to total between 3.7-4.0MMoz, and in 2026 is expected to total between 2.6-3.0MMoz.

▪	El Porvenir: In 2024, zinc production at the midpoint of the guidance range is estimated to decrease by 3% over 2023, to 51-57kt. For 2025, zinc production is estimated to increase to 59-72kt due to access to areas with higher grades. For 2026, zinc production is estimated to decrease to 43-50kt as the execution of the shaft improvement project is expected.

For 2024, lead production (assuming mid-range production) is estimated to be similar to 2023, before decreasing in 2025 to 23-24kt, following lower throughput. For 2026, lead production is estimated to be between 24-28kt.

Silver production in 2024 at the midpoint of the guidance range is expected to increase by 17% over 2023. For 2025, silver production at mid-range is expected to decrease by 10% and increase by 16% in 2026 due to higher silver average grade areas, following our mining plan.

▪	Atacocha: Zinc production at the midpoint of the 2024 guidance range is estimated to increase by 7% over 2023. For 2025, zinc production at mid-range is expected to increase by 1.4kt.

Lead production (assuming mid-range production) in 2024 is estimated to increase by 5% over 2023. For 2025, lead production is estimated to increase by 20% with production planned in higher-grade ore bodies following our mine plan, before increasing to 15-17kt due to the expected higher lead average grade.

▪	Vazante: Zinc production at the midpoint of the 2024 guidance range is estimated to decrease by 4%, mainly driven by lower zinc average grade compared to 2023. For 2025, zinc production is estimated to be between 122-139kt and 121-140kt in 2026.

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▪	Morro Agudo: Zinc production for 2024 is estimated to be between 18-23kt. As previously mentioned, we continue to assess risk-return alternatives for our Morro Agudo mine, which may result in a guidance update for the 3-year period (2024-2026).
▪	Aripuanã: Three-year guidance reflects the updated mine plan and assumes Aripuanã ramp-up activities will continue to progress, achieving nameplate capacity in mid-2024. Zinc production in 2024 is expected to be between 42-57kt. For 2025, zinc production at mid-range is estimated to increase by 32% over 2024 to 58-72kt and increase by a further 9% in 2026 over 2025.

Copper production (assuming mid-range production) in 2024 is expected to increase to 6-7kt before decreasing in 2025 and 2026, as we expect to access lower grade copper areas, following our mining plan.

Smelting Segment

Smelting sales		2023	2024e			2025e			2026e

Zinc metal	kt	556	545	-	565	545	-	565	545	-	565
Cajamarquilla		326	315	-	325	315	-	325	315	-	325
Três Marias		147	155	-	160	155	-	160	155	-	160
Juiz de Fora		82	75	-	80	75	-	80	75	-	80

Zinc oxide	kt	34	35	-	40	35	-	40	35	-	40
Três Marias		34	35	-	40	35	-	40	35	-	40

Metal Sales	kt	590	580	-	605	580	-	605	580	-	605

For the forecasted periods, the smelters are expected to operate at normal levels and sales are expected to be similar to production levels, as these estimates do not assume the resale of material from third parties. Metal sales volume at the midpoint of the guidance range in 2024 is estimated to be slightly higher compared to 2023 and remain at similar levels for 2025-2026.

2024 Cash Costs

Cash costs for 2024 are based on several assumptions, including but not limited to:

▪	Zinc and other metals production volumes;
▪	Commodity prices (Zn: US$1.13/lb, Cu: US$3.76/lb, Pb: US$0.95/lb, Ag: US$23.5/oz, Au: US$1,945/oz);
▪	Foreign exchange rates (BRL/USD: 4.90 and Soles/USD: 3.67); and
▪	2024 zinc treatment charges (“TCs”) of US$174/t concentrate.
Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2023	2023	2024e			2024e

Mining (1)	45.2	0.40	44.0	-	51.4	0.23	-	0.42
Cerro Lindo	40.6	(0.06)	41.0	-	45.0	(0.22)	-	0.03
El Porvenir	62.8	0.29	58.4	-	71.6	(0.02)	-	0.25
Atacocha	32.9	(0.44)	34.3	-	43.2	(0.27)	-	(0.02)
Vazante	57.1	0.61	55.8	-	63.6	0.52	-	0.60
Morro Agudo	37.9	0.82	27.9	-	40.0	0.80	-	1.24

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Note: Consolidated cash costs do not include Aripuanã. Given we are expecting Aripuanã’s ramp-up to be completed in mid-2024, we are not providing guidance at this time.

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Mining: In 2024, consolidated run-of-mine mining costs at mid-range of the guidance are expected to increase 5% year-over-year, primarily driven by Cerro Lindo and Cerro Pasco, partially offset by Morro Agudo.

Mining cash costs are expected to decrease due to several reasons, as highlighted below.

In Peru, the unit cash cost of Cerro Lindo of US$(0.22)-0.03/lb in 2024 is expected to decrease due to the increase in zinc volumes and lower TCs, in addition to higher by-products contribution explained by expected higher copper and lead prices compared to 2023.

El Porvenir cash cost of US$(0.02)-0.25/lb is expected to decrease compared to 2023 driven by expected higher by-product credits (particularly lead) and lower TCs. On the other hand, Atacocha cash cost is expected to increase to be between US$(0.27)-(0.02)/lb, mainly driven by slightly higher operational costs and lower by-product credits.

In Brazil, the cash cost of Vazante is estimated to decrease and be between US$0.52-0.60/lb, positively impacted by lower TCs. On the other hand, Morro Agudo cash cost is expected to increase and be between US$0.80-1.24/lb driven by lower by-products contribution, while run-of-mine mining cost is expected to decrease due to increased operational efficiency in line with the mining plan.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2023	2023	2024e			2024e

Smelting (2)	0.30	1.10	0.29	-	0.32	1.07	-	1.18
Cajamarquilla	0.28	1.03	0.29	-	0.32	1.02	-	1.13
Três Marias	0.26	1.16	0.25	-	0.27	1.12	-	1.23
Juiz de Fora	0.50	1.21	0.38	-	0.42	1.17	-	1.28

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting: In 2024, conversion costs are expected to be similar to 2023, mainly driven by slightly higher production and sales volumes, partially offset by higher variable costs in Cajamarquilla, driven mainly by higher expected energy cost. Consolidated smelting cash costs in 2024 are expected to increase year-over-year, primarily due to lower TCs.

In Peru, the cash cost of Cajamarquilla of US$1.02-1.13/lb in 2024 is expected to increase compared to 2023, following lower TCs, in addition to higher fixed and energy costs. Conversion cost is expected to increase compared to US$0.28/lb in 2023 explained by the reasons mentioned above.

In Brazil, Três Marias and Juiz de Fora smelters’ cash costs are estimated to increase to US$1.12-1.23/lb and US$1.17-1.28/lb, respectively, driven by lower TCs and higher raw material costs.

2024 CAPEX

In 2024, CAPEX guidance is US$311 million. Sustaining investments are expected to total US$261 million, with mining accounting for US$200 million, including US$39 million at Aripuanã and smelting accounting for US$61 million.

In the mining segment, the majority of sustaining capital expenditures are US$103 million for underground mine development, US$20 million for El Porvenir’s Dam elevation project, US$19 million for overall maintenance, US$18 million for tailings storage facility (“TSF”), US$6 million for maintenance of heavy mobile equipment (“HME”), and US$3 million for improvement of Cerro Pasco’s dam pumping system.

In the smelting segment, the majority of sustaining capital expenditures are US$36 million for overall maintenance, US$14 million for roaster maintenance, US$7 million for assets improvement and US$4 million for TSF.

Health, safety and environmental (“HS&E”) capital expenses are forecasted to be US$24 million.

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Other non-expansion capital expenses are forecasted to be US$21 million, including non-recurring IT expenses related to the Enterprise Resource Planning (“ERP”) modernization program of US$7.5 million in 2024.

CAPEX	Guidance 2024
(US$ million)
Non-Expansion	307
Sustaining (1)	261
HS&E	24
Others (2)	21

Expansion projects (3)	4
TOTAL	311

(1) Investments in tailing dams are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes Vazante deepening (US$2.4 million), among other several projects to improve operational performance.

2024 Exploration & Project Evaluation and Other Expenses

As part of our long-term strategy, we continued to maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

In 2024, we plan to invest US$58 million in exploration. Our mineral exploration expense guidance of US$42 million relates mainly to greenfield and brownfield projects.

Our project evaluation expense guidance of US$14 million includes the project to extend the life of the disposal facility of Três Marias smelter. The remaining expenses are for corporate IT, potential growth projects and various projects across our business units.

In addition, we expect to invest US$4 million in technology, related to projects to improve our current operations and US$17 million to continue contributing to the social and economic development of our host communities.

Other Operating Expenses	Guidance 2024
(US$ million)
Exploration	58
Mineral Exploration	42
Mineral rights	6
Sustaining (mine development)	10

Project Evaluation	14

Exploration & Project Evaluation	72

Other	21
Technology	4
Communities	17

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the fourth quarter and full fiscal year of 2023 are expected to be published on Wednesday, February 21, 2024, after trading hours. Nexa will host a conference call to discuss the results on Thursday, February 22, 2024, at 9:00 am EST.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and it is ramping up Aripuanã, its sixth mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Minas Gerais, Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results reflecting the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of greenfield projects (currently, only Aripuanã has reached these stages). Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other projects that may reach the commissioning or ramp-up phases. Our management believes this adjustment is helpful because it shows our performance without the impact of specific expenses relating to a greenfield project that has reached the commissioning or ramp-up phases, with no connection with the performance of our other existing operations.

When applicable, Adjusted EBITDA also excludes the impact of (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view. These events did not impact our Adjusted EBITDA in 2022 and 2021 but may impact future periods.

In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables, and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

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See “Cautionary Statement on Forward-Looking Statements” below.

Technical Information

Jose Antonio Lopes, MausIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Press Release. Please note that the mineral reserves included in this Press Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Press Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Press Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related

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impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.com) and on EDGAR (www.sec.gov).

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